UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 29, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer

Santander

Earnings Release
(BR GAAP)

2nd QUARTER OF 2020

Table of Contents

Managerial Analysis of Results – BR GAAP

Data Summary for the Period

The information presented in this report excludes the non-recurring events that can be found on pages 27 and 28 (Accounting and Managerial Results Reconciliation).

MANAGERIAL[1] ANALYSIS - BR GAAP	6M20	6M19	Var. 12M	2Q20	1Q20	Var. 3M
RESULTS (R$ million)						
Net interest income	26,275	23,300	12.8%	13,620	12,655	7.6%
Fees	8,584	9,152	-6.2%	4,102	4,482	-8.5%
Allowance for loan losses	(6,758)	(5,964)	13.3%	(3,334)	(3,424)	-2.6%
General Expenses[2]	(10,483)	(10,303)	1.7%	(5,191)	(5,293)	-1.9%
Personnel Expenses	(4,585)	(4,663)	-1.7%	(2,232)	(2,353)	-5.1%
Administrative Expenses	(5,898)	(5,641)	4.6%	(2,958)	(2,940)	0.6%
Net Profit w/o extraordinary provision[3]	7,749	7,120	8.8%	3,896	3,853	1.1%
Managerial net profit[3]	5,989	7,120	-15.9%	2,136	3,853	-44.6%
Accounting net profit	5,800	6,825	-15.0%	2,026	3,774	-46.3%
BALANCE SHEET (R$ million)						
Total assets	987,679	836,258	18.1%	987,679	1,000,383	-1.3%
Securities and Derivative Financial Instruments	252,185	202,991	24.2%	252,185	238,831	5.6%
Loan portfolio	382,877	317,625	20.5%	382,877	378,487	1.2%
Individuals	157,002	141,431	11.0%	157,002	157,296	-0.2%
Consumer finance	56,732	53,156	6.7%	56,732	59,132	-4.1%
SMEs	46,556	36,562	27.3%	46,556	44,106	5.6%
Corporate	122,587	86,476	41.8%	122,587	117,954	3.9%
Expanded Loan Portfolio[4]	466,749	394,132	18.4%	466,749	463,393	0.7%
Funding from Clients[5]	432,294	351,510	23.0%	432,294	385,393	12.2%
Deposits (demand, saving and time)	352,118	264,397	33.2%	352,118	298,983	17.8%
Equity[6]	72,455	68,713	5.4%	72,455	69,992	3.5%
PERFORMANCE INDICATORS (%)						
Return on average equity excluding goodwill[6] - annualized (without extraordinary provision)	22.1%	21.3%	0.8 p.p.	21.9%	22.3%	-0.4 p.p.
Return on average equity excluding goodwill[6] - annualized	17.1%	21.3%	-4.2 p.p.	12.0%	22.3%	-10.3 p.p.
Return on average asset excluding goodwill[6] - annualized (without extraordinary provision)	1.6%	1.7%	-0.1 p.p.	1.6%	1.7%	-0.1 p.p.
Return on average asset excluding goodwill[6] - annualized	1.3%	1.7%	-0.5 p.p.	0.9%	1.7%	-0.8 p.p.
Efficiency ratio[7]	36.4%	38.6%	-2.1 p.p.	35.7%	37.2%	-1.5 p.p.
Recurrence ratio[8]	81.9%	88.8%	-6.9 p.p.	79.0%	84.7%	-5.7 p.p.
BIS ratio	14.41%	16.19%	-1.8 p.p.	14.41%	13.81%	0.6 p.p.
Tier I	13.2%	15.1%	-1.9 p.p.	13.2%	12.6%	0.6 p.p.
Tier II	1.2%	1.1%	0.2 p.p.	1.2%	1.2%	0.0 p.p.
PORTFOLIO QUALITY INDICATORS (%)						
Delinquency ratio (over 90 days)	2.4%	3.0%	-0.6 p.p.	2.4%	3.0%	-0.6 p.p.
Individuals	3.5%	3.9%	-0.4 p.p.	3.5%	4.0%	-0.5 p.p.
Corporate & SMEs	1.2%	1.8%	-0.6 p.p.	1.2%	1.6%	-0.4 p.p.
Coverage ratio (over 90 days)	272.1%	191.3%	80.8 p.p.	272.1%	193.7%	78.4 p.p.
Delinquency ratio (over 60 days)	2.8%	3.9%	-1.1 p.p.	2.8%	3.6%	-0.8 p.p.
OTHER DATA						
Assets under management[9] - AUM (R$ million)	363,862	315,008	15.5%	363,862	347,603	4.7%
Branches	2,209	2,302	(93)	2,209	2,259	(50)
PABs (mini branches)	1,471	1,497	(26)	1,471	1,508	(37)
Own ATMs	13,064	13,452	(388)	13,064	13,108	(44)
Shared ATMs	23,385	23,053	332	23,385	23,268	117
Employees	46,348	48,912	(2,564)	46,348	47,192	(844)

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 27 and 28.
[2] Administrative expenses exclude 100% of the goodwill amortization expense. Personnel expenses include profit-sharing.
[3] Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 110 million in 2Q20, R$ 125 million in 1Q20 and R$ 108 million in 2Q19.
[4] Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees).
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Financial Bills, Certificates of Structured Operations ("COE") and Secured Real Estate Notes ("LIG").
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,998 million in June 2020, R$ 2,407 million in March 2020 and R$ 1,789 million in June 2019.
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries).
[8] Recurrence Ratio: Fees / General Expenses.
[9] According to ANBIMA (Brazilian Financial and Capital Markets Association) criteria.

Strategy

Banco Santander Brasil is the only international bank with scale in the country. In recent years, we have repositioned the organization by strengthening our culture, establishing clear communication with our customers, tailoring our offerings and providing better service. As a result, we have grown in a profitable manner and are closer to customers, through higher satisfaction. In this way, we have built a solid balance sheet, with comfortable capital and liquidity levels to drive forward our purpose of helping people and businesses prosper. Our actions are predicated on close and lasting relationships with customers, suppliers and shareholders. Moreover, our socially responsible strategy allows us to contribute to the communities in which we operate. We are a simple, personal and fair Bank, based on the following pillars:

- From a multichannel platform, offer products and services that meet the needs of our customers, strengthening our relationships
- Generate results in a sustainable and profitable manner, with greater revenue diversification, aiming to strike a balance between loans, funding and services, while maintaining a preemptive risk management approach and rigorous cost control
- Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities
- Achieve profitable market share gains through our robust portfolio, optimize the ecosystem and launch new ventures, consistently improving the customer experience

Since last year, we have been expanding our market share in lower-risk products, with a focus on secured lending. Accordingly, our collateralized portfolio of loans to individuals and payroll loans accounted for 69% of the total individuals loan book, gaining 4.4 p.p. in the year. At the same token, given the scenario at the beginning of the quarter, we offered customers the opportunity to defer their loan repayment installments, of various types of financing granted, in order to increase their financial capacity. All these actions demonstrate our focus on asset quality, which is also reflected in our indicators. In addition, we continued to move forward with our commitment with greater productivity, which has allowed our efficiency ratio to reach the best level in our history. We believe that our strategy places us in a solid position to face the current environment and enables us to capture opportunities ahead of the market. We have realigned the commercial strategy to meet customer needs, supporting our commitment to service quality. By doing so, we accelerated our commercial drive, maintained our NPS on a positive trend and were recognized for our leadership in customer satisfaction. We acknowledge our responsibility to support customers, employees and society, while at the same time delivering value to our shareholders.

Customers

Commercial drive: over the course of the quarter, we already started to see a recovery in business activity, with an increase of 18% in the total number of new contracts signed (considering physical and digital channels) with customers between April and June 2020. This result derived from our ability to adapt and realign our commercial strategy, combining the following solutions:

- Multichannel infrastructure capable of absorbing customer demand;
- Reinforcement of remote service capabilities and digital platforms; and
- Management model prioritizing customers' financial capacity, with effective sales actions.

Real estate: this quarter, we were pioneers in reducing the rate to 6.99% per year, with a 35-year term, which is among the best in the market. With that, we expect to maintain our good rate of individuals mortgage loan origination, which expanded by 24.5% in 2T20 compared to the same period last year. Furthermore, we continue to have a prominent position with the "Usecasa" product (home equity), which recorded a 2.0x QoQ increase in origination, reaching a portfolio of R$ 2.0 billion.

Payroll loans to individuals: given strategic role of payroll loans for customers in managing their finances, we have maintained the level of origination of this type of loan, which rose by 34.7% YoY in 2T20.

Cards: Total card turnover (credit and debit) fell 17% YoY this quarter. The constraint on consumption affected the month of April, but we already started to see an improvement in the months that followed, with the gradual reopening of commercial establishments. In June, total turnover advanced 5.8% MoM. During the quarter, we introduced some initiatives aimed at helping customers' financial capacity, while remaining focused on digitization. Among the novelties of our channels, we highlight the Way app, which now features the Ben card, allowing users to manage their benefits and resources from a single place. We also included the possibility of paying the total installments amount and renegotiating, thus improving customers' self-service experience.

Agribusiness: the strategy we have implemented in recent years, coupled with the low interest rate level, allows us to expand our business. Compared to the same period of the previous year, the loan portfolio grew at a double-digit pace, rising 18.1% YoY in June. Additionally, we continued to issue agribusiness credit notes ("LCA"), achieving a market share of 10.3%[1] (+1.1 p.p. YoY). We ended the quarter with 40 Agri stores.

Auto ecosystem: our selective risk model sets us apart and places us in a solid position for the current scenario. We observed an increase in business relative to April, when we had a considerable drop due to lower market demand. With that, in June, we recorded an increase of +42% in origination compared to May. During the second quarter of 2020, we created offers to help our customers, such as "Troca + Troco", in which, customer sells the current financed vehicle he/she owns, through a partner dealership, finances the purchase of a cheaper auto, and pockets the difference. This is an alternative to renegotiation, aimed at improving the financial capacity of our customers. As part of this new origination channel, we also started offering "Car Delivery," which gives customers the opportunity to purchase the vehicle on Webmotors and have it delivered to their home. It is worth noting that this model was only made possible because our financing is 100% online.

Getnet: we introduced several measures to support our customers, such as an additional POS devices for delivery sales and an online store with inventory tracking, which is another sales channel. As a result, in June 2020 we achieved growth of 12.8% YoY in our active customer base, while in the half-year period the volume of receivables prepayment climbed 21.8% YoY and total turnover (credit and debit) increased by 18.2% YoY. The POS device base advanced to 1.6 million, rising 45.2% YoY. Our stance of providing physical and digital solutions, in an innovative and efficient way, allows us to grow ahead of the market. These efforts led our market share to reach 12.5%[2] in 1Q20 (+1.7 p.p. YoY).

SMEs: we support companies in this segment, especially during these times. On this account, our loan portfolio expanded by 27% YoY. In addition, we made progress in granting credit to finance the payrolls of our customer companies during the quarter, a line made possible by the National Treasury, the Brazilian Central Bank and private banks. Considering all government programs, we allocated R$ 2.3 billion to this segment in the period. We also launched "Copiloto Santander" – a tool that simplifies business management by enabling its users to control inventory, register payments, access cash flow, among other functions, in addition to providing an online store for the company.

Santander Corporate & Investment Banking: we are focused on meeting the needs of our customers, including the provision of working capital loans, among other products. As a result, for the second consecutive quarter, we saw a remarkable increase in this segment's loan portfolio (+42% YoY).

Customer satisfaction: the NPS (Net Promoter Score) indicator, which is one of the management tools for measuring customer satisfaction, remains on a positive trend, climbing to 61 points this quarter (+2.9 p.p. YoY). We are also leaders in satisfaction[3], which reflects our commitment to quality in service.


Total Active customers | million
+5%
25.5
26.5
26.8
Jun-19
Mar-20
Jun-20

[1] Source: Brazilian Central Bank, as of May 2020 [2] Source: ABECS, as of 1T20 [3] Base date: first half of 2020. Since 2014, IBOPE has carried out Santander's Benchmark project, whose main objective is to gauge customers' satisfaction and willingness to recommend the bank and its direct competitors. The survey is based on a quantitative methodology, with interviews conducted through the "CATI" technique (computer-assisted telephone interviewing), using a list provided by IBOPE. Sample: 5,870 interviews/year.

Loyal customers | million


+5%
5.4
5.7
5.7
Jun-19
Mar-20
Jun-20

Digital customers | million


+14%
12.7
13.8
14.5
Jun-19
Mar-20
Jun-20

Opportunities

We are constantly capturing business opportunities. Below are the initiatives of the last four quarters, reaching the breakeven in 2020:

- **Sim:** a fully digital credit platform for individuals. We provide personal loans with the possibility of using a vehicle (car and motorcycle) as collateral. This quarter, we started selling credit cards. We expect to end the year with a loan portfolio of up to R$ 1 billion.
- **emDia:** a fully online debt renegotiation platform, available 24 hours a day, 7 days a week. We expect the renegotiated volume to reach R$ 500 million by the end of 2020.
- **Ben:** operating and innovating in the corporate benefits sector, with meal, food and transportation vouchers already available. The company establishes partnerships, such as pharmacy discounts and telehealth, which add value to customers. We forecast a turnover of R$ 1 billion at the end of 2020.
- **Santander Auto:** a fully digital car insurance company. It includes a broad coverage portfolio, presenting offers for app drivers, hybrid and armored vehicles and, starting this quarter, for motorcycles. This initiative has already exceeded, in the first half, the full-year expectation for penetration in the Consumer Finance portfolio, reaching 15% at the end of June.

People

We foster a culture that supports people and values diversity in our organization. In the diversity field, we celebrated the achievement of 27% of women in executive leadership roles and 33% in our board of directors. These and other initiatives contribute to our recognition in the market:

- Highlighted for the second consecutive year as the best company in the financial industry and also praised in the ethnic-racial category on the 2020 edition of Exame Magazine's Diversity Guide.
- One of the best companies to work for in the ethnic-racial and women categories by GPTW.

Also, seeking to help our employees keep their finances in good health, we made the full payment of the 13th salary in the month of April and announced that profit-sharing will be paid in advance.

Society

We acknowledge our responsibility as a financial institution to support society. This attitude is incorporated into our culture and is reflected in our initiatives, such as our pioneering efforts in transforming sustainable businesses:

- We acted as lead structurer for the issuance of carbon credits, resulting in the country's first descarbonization deal.
- We conducted the first green financing in the Brazilian market – a loan with interest rates tied to sustainable goals.
- We launched the ESG-focused "Santander Go" fund, in partnership with asset manager Robeco, which invests in global equities according to sustainability criteria.
- We acted as lead global coordinator in the first issuance of green bonds in Brazil's transportation and logistics industry, while also acting as a sustainability advisor.
- We are part of a plan to promote the sustainable development of the Amazon, alongside two other private banks. The 10 measures set out as part of this plan aim at conserving the environment, developing the bioeconomy, fostering investment in sustainable infrastructure and ensuring the rights of the region's population.

Furthermore, we continue to serve microentrepreneurs through Prospera Santander Microfinance, whose loan portfolio exceeded R$ 1 billion in this quarter. As a result of all our actions, in June 2020 we reached R$ 7.9 billion in social and environmental enterprises[1] made possible. We value the engagement of 27,000 employees in our social programs "Amigo de Valor", volunteering and blood donation), which have benefited 117,000 people.

[1] Considering disbursements for renewable energy projects, sustainable agribusiness, Prospera Santander Microfinance, Project Finance (renewable energy), other social and environmental businesses, student loans (medical school), ESG-linked loans, participation in Green/Transition Bonds structuring and advisory, and Project Finance advisory (renewable energy)

Executive Summary

RESULTS

Our rapid adaptation to different scenarios, supported by a solid balance sheet and a well-defined business model, has enabled us to capture significant opportunities over the period, while always prioritizing the needs of our customers. In this sense, we offered our customers a plan to defer their loan repayment installments, with the aim of providing them with stronger financial capacity. This quarter, we made an extraordinary provision of R$ 3.2 billion, driven by assumptions based on stress scenarios. Furthermore, we continued to make progress with steady improvements to our risk models, which have helped to maintain the quality of our loan portfolio at controlled levels. Thanks to our actions in the period, we saw an increase in margins, while our efficiency ratio reached the best level in our history.

Managerial net profit

reached R$ 5,989 million in first half of the year, down 15.9% in twelve months and 44.6% in the quarter. Disregarding the effect of the extraordinary provision expense, net profit amounted to R$ 7,749 million, up 8.8% in twelve months and 1.1% in three months.

Total revenues

totaled R$ 34,859 million in the first six months of 2020, growing 7.4% in twelve months and 3.4% in three months.

Net interest income came to R$ 26.275 million in the first half of the year, rising 12.8% in twelve months and 7.6% in three months, owing to higher customer and market margins. In both periods, the product margin showed expansion due to stronger volumes. Working capital revenue, on the other hand, was adversely affected by the lower average volume and benchmark interest rate. It should be noted that the market margin recorded substantial growth on both an annual and quarterly basis.

Fees reached R$ 8,584 million in the first half of 2020, decreasing by 6.2% in twelve months, mostly explained by the 16.5% drop in cards and acquiring service fees. In three months, fees experienced a 8.5% decline due to reduced transactionality in the period, particularly in cards and acquiring services, as well as lending operations.

Profitability

The return on average equity (ROAE), adjusted for goodwill, was 17.1% in the first half of 2020, down 4.2 p.p. and 12.0% in three months. Disregarding the extraordinary provision expense, ROAE was 22.1% in the half-year period, 0.8 p.p. higher in twelve months and 0.4 p.p. lower over three months.

Allowance for loan losses

totaled R$ 9,958 million in the first six months of 2020, expanding by 67.0% in twelve months and 90,8% in three months. Disregarding the extraordinary provision expense, allowance for loan losses were R$ 6,758 million in the first half of the year, rising 13.3% in twelve months and falling 2.6% in three months.

General expenses

reached R$ 10,483 million in the first half, representing a 1.7% rise in twelve months, a slower growth pace than total revenues, mostly driven by higher data processing expenses to support the Bank's digital transformation, which has intensified in recent months, and the increase in self-service transactions.
In three months, general expenses fell 1.9%, due to lower administrative and personnel expenses.

The efficiency ratio hit 35.7%, a 1.5 p.p. improvement in three months, achieving the lowest level in our history and evidencing our commitment to productivity.

BALANCE SHEET AND INDICATORS

The total loan portfolio

came to R$ 382,877 million in June 2020, expanding by 20.5% in twelve months (or increase of 16.5% disregarding the exchange rate fluctuation), with all segments delivering growth. In three months, the loan portfolio grew 1.2% spurred by the corporate & SMEs segments. Our market share reached 10.6% (+1.1 p.p. YoY) in May 2020, according to data from the Brazilian Central Bank.

In light of the backdrop, we offered our customers the possibility of deferring their loan repayment terms. As a result, the portfolio of deferred loans amounted to R$ 49.8 billion (or 13% of the total loan portfolio), with 52% of the deferred portfolio consisting of collateralized loans, given our strategy of focusing on lower-risk products since last year.

The deferred loan portfolio totaled R$ 466,749 million, growing 18.4% in twelve months and 0.7% relative to the previous quarter.

Funding from clients

amounted to R$ 432,294 million at the end of June 2020, up 23.0% in twelve months and 12.2% in three months. This performance is largely explained by the increase in deposit balances.

It is worth noting that since the end of March 2020, we have seen a shift in customer assets toward this type of funding, which explains this strong growth.

Total equity

excluding R$ 1,998 million relative to the goodwill balance was R$ 72,455 million in June 2020, up 5.4% in twelve months and 3.5% in three months.

Quality indicators

Given the scenario at the start of the quarter, we offered customers in the individuals, microentrepreneur and SMEs segments the opportunity to defer their loan repayments for up to 60 days. Later, in May, we made it possible for them to referred repayment installments for another 30 days.

The over-90-day delinquency ratio reached 2.4% in June 2020, down 0.6 p.p. in both annual and quarterly terms. The reduction was driven by the individuals and corporate & SMEs segments, achieving the best levels in our history.

The cost of credit was 4.7% in the first half of 2020, increasing 1.4 p.p. in twelve months and 2.8 p.p. in three months. Disregarding the effect of the extraordinary provision expense, the cost of credit stood at 3.2% in the first six months of the year, which represents improvements of 0.1 p.p. in twelve and in three months.

The coverage ratio hit 272% in June 2020, advancing 80.8 p.p. in twelve months and 78.4 p.p. in three months, demonstrating the robustness of our balance sheet.

Capital indicators

The BIS ratio stood at 14.4% in June 2020, a 1.8 p.p. decrease in twelve months and a 0.6 p.p. increase in three months.

Our capital indicators remain at comfortable levels.

Next, we present our analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENTS[1] *(R$ million)*	6M20	6M19	Var. 12M	2Q20	1Q20	Var. 3M
Net Interest Income	**26,275**	**23,300**	**12.8%**	**13,620**	**12,655**	**7.6%**
Allowance for Loan Losses	(6,758)	(5,964)	13.3%	(3,334)	(3,424)	-2.6%
Net Interest Income after Loan Losses	**19,517**	**17,336**	**12.6%**	**10,286**	**9,231**	**11.4%**
Fees	8,584	9,152	-6.2%	4,102	4,482	-8.5%
General Expenses	(10,483)	(10,303)	1.7%	(5,191)	(5,293)	-1.9%
Personnel Expenses + Profit Sharing	(4,585)	(4,663)	-1.7%	(2,232)	(2,353)	-5.1%
Administrative Expenses[2]	(5,898)	(5,641)	4.6%	(2,958)	(2,940)	0.6%
Tax Expenses	(2,001)	(2,086)	-4.1%	(948)	(1,053)	-10.0%
Investments in Affiliates and Subsidiaries	10	22	-56.0%	2	7	-68.7%
Other Operating Income/Expenses	(4,074)	(3,663)	11.2%	(2,228)	(1,846)	20.7%
Operating Income	**11,553**	**10,458**	**10.5%**	**6,024**	**5,529**	**8.9%**
Non Operating Income	68	(111)	n.a.	32	36	n.a.
Net Profit before Tax	**11,621**	**10,346**	**12.3%**	**6,055**	**5,566**	**8.8%**
Income Tax and Social Contribution	(3,799)	(3,047)	24.7%	(2,129)	(1,670)	27.5%
Minority Interest	(73)	(179)	-59.2%	(30)	(43)	-29.8%
Net Profit w/o extraordinary provision	**7,749**	**7,120**	**8.8%**	**3,896**	**3,853**	**1.1%**
Extraordinary provision expense	(3,200)	-	-	(3,200)	-	-
Income Tax	1,440	-	-	1,440	-	-
Net Proft	**5,989**	**7,120**	**-15.9%**	**2,136**	**3,853**	**-44.6%**

[1] Excluding 100% of the goodwill amortization expense, foreign exchange hedge effect and other adjustments, as described on page 27 and 28
[2] Excluding 100% of the goodwill amortization expense

Net Interest Income

Net interest income came to R$ 26,275 million in the first six months of 2020, expanding by 12.8% in twelve months (or R$ 2,975 million) and 7.6% in three months. In both comparison periods, we saw positive contributions from the customer and market margins.

Revenues from customer operations rose by 3.1% in the first half of 2020 and 1.8% in three months. This evolution was driven by the product margin, which, due to higher volumes, recorded growth in both periods and offset the lower spreads. Working capital revenue fell 29.5% in the year and 41.7% in the quarter, impacted by reduced volumes and the lower benchmark interest rate.

The market margin, which takes into account the result from market operations, including trading and asset & liability management, grew 109.8% in the first six months of 2020 and 42.1% in the quarter.


Net Interest Income
R$ million
13.4%
7.6%
12.8%
12.4%
11.7%
11.3%
10.9%
12,015
1,147
10,868
12,028
1,102
10,927
12,605
1,718
10,888
12,655
1,823
10,833
13,620
2,591
11,029
2Q19
3Q19
4Q19
1Q20
2Q20
Customers
Market activities
spread (Annualized)

NET INTEREST INCOME (R$ million)	6M20	6M19	Var. 12M	2Q20	1Q20	Var. 3M
Net Interest Income	**26,275**	**23,300**	**12.8%**	**13,620**	**12,655**	**7.6%**
Customers	**21,862**	**21,196**	**3.1%**	**11,029**	**10,833**	**1.8%**
Product Margin	20,909	19,845	5.4%	10,678	10,231	4.4%
Average Volume	377,755	313,826	20.4%	391,935	363,576	7.8%
Spread (Annualized)	11.1%	12.8%	-1.7 p.p.	10.9%	11.3%	-0.4 p.p.
Working Capital	953	1,351	-29.5%	351	602	-41.7%
Market activities	**4,413**	**2,104**	**109.8%**	**2,591**	**1,823**	**42.1%**

Fees – Revenues from Banking Services

Revenues from banking services and fees totaled R$ 8,584 million in the first six months of the year, 6.2% below the same period of 2019, chiefly due to lower revenues from cards and acquiring services. In the quarterly comparison, these revenues fell 8.5%, impacted by the reduced transactionality, mostly owing to cards and acquiring services, as well as lending operations. We underline that the closure of a significant number of our stores at the beginning of the quarter had a major impact on certain revenues, which have already shown improvement since June.

Cards and acquiring fees amounted to R$ 2,632 million in the first half, 16.5% lower in twelve months, while in three months, these fees went down by 12.1%, given the decrease in transactions and, consequently, turnover.

Current account service fees came to R$ 1,886 million in the first six months of 2020, up 1.4% in twelve months, thanks to the expansion of our active customer base and the offering of more competitive products and services. In three months, these fees recorded a slight decline of 0,2%.

Insurance fees reached R$ 1,464 million in the half-year period, down 3.3% in twelve months. In three months, these fees decreased by 4.6%, largely attributed to the reduction in credit life insurance.

Lending fees were R$ 670 million in the first half, showing a mild increase of 0.7% in twelve months. In three months, these fees experienced a 15.5% decrease due to the lower volume of loan origination, particularly among individuals, given the current scenario.

Securities placement, custody and brokerage fees totaled R$ 477 million, stable over twelve months. In three months, these fees dropped by 15.8%, owing to weaker market activity in securities placement.


Fees
R$ million
-11.3%
-8.5%
4,623
4,730
4,803
4,482
4,102
%
33
21
17
7
8
14
32
21
16
7
8
16
33
21
17
8
8
13
31
21
17
8
8
14
30
23
17
7
8
14
2Q19
3Q19
4Q19
1Q20
2Q20
Cards and Acquiring
Current Account Services
Insurance Fees
Lending Operations
Collection Services
Other Fees Revenues[1]

[1] Including Revenues from Asset Management, Securities Placement, Custody and Brokerage Services and Others. For more details, please refer to the Table of Revenues from Banking Services and Fees on page 11

FEES INCOME (R$ million)	6M20	6M19	Var. 12M	2Q20	1Q20	Var. 3M
Cards and Acquiring	2,632	3,151	-16.5%	1,231	1,401	-12.1%
Insurance fees	1,464	1,514	-3.3%	715	749	-4.6%
Current Account Services	1,886	1,861	1.4%	942	944	-0.2%
Asset Management	478	516	-7.4%	227	252	-10.0%
Lending Operations	670	666	0.7%	307	363	-15.5%
Collection Services	718	753	-4.6%	343	375	-8.7%
Placement, Custody and Brokerage of Securities	477	477	0.0%	218	259	-15.8%
Other	258	213	20.8%	119	139	-14.5%
Total	**8,584**	**9,152**	**-6.2%**	**4,102**	**4,482**	**-8.5%**

General Expenses (Administrative + Personnel)

General expenses, including depreciation and amortization (ex-goodwill), amounted to R$ 10,483 million in the first six months of the year, representing a 1.7% increase in twelve months, below inflation in the period, and lower than total revenue growth. In three months, general expenses fell 1.9%, reflecting a decline in personnel expenses, which went down by 5.1%.

Administrative and personnel expenses, excluding depreciation and amortization, were R$ 9,207 million in the half-year period, a modest increase of 0.8% in twelve months and a decrease of 2.7% relative to the previous quarter.

Personnel expenses, including profit-sharing, came to R$ 4,585 million in the first half of 2020, falling 1.7% in twelve months and 5.1% in three months, both due to lower expenses related to compensation and labor charges.

Administrative expenses, excluding depreciation and amortization, reached R$ 4,621 million in the first six months of 2020, 3.5% higher than the same period of the previous year. This performance derived mainly from higher data processing expenses, owing to increased expenses from the acquisition of new software licenses.

In three months, administrative expenses had a minor contraction of 0.3%, which led the 3.6% quarterly rise in expenses for outsourced and specialized technical services to be offset by lower expenses in other lines.

Depreciation and amortization expenses, excluding the goodwill effect, totaled R$ 1,277 million in the first half of 2020, representing growth of 8.8% in twelve months. In three months, these expenses increased by 3.9%.


Expenses
R$ million
-0.2%
-1.9%
5,201
594
4,607
5,258
606
4,652
5,678
632
5,046
5,293
626
4,667
5,191
651
4,540
2Q19
3Q19
4Q19
1Q20
2Q20
General Expenses
Depreciation and Amortization (ex-goodwill)

The ratio stood at 36.4% in the first six months of the year, down 2.2 p.p. in twelve months. In three months, this ratio hit 35.7%, down 1.5 p.p., reaching the lowest level in our history. This performance was the result of our diligent expense management, commitment to efficiency and productivity, by delivering intelligent technological infrastructure solutions and perfecting the way we operate our business.


Efficiency Ratio
38.1%
38.4%
40.1%
37.2%
35.7%
2Q19
3Q19
4Q19
1Q20
2Q20

EXPENSES' BREAKDOWN ***(R$ million)***	**6M20**	**6M19**	**Var. 12M**	**2Q20**	**1Q20**	**Var. 3M**
Outsourced and Specialized Services	1,172	1,162	0.9%	596	576	3.6%
Advertising, promotions and publicity	276	299	-7.9%	152	123	23.6%
Data processing	1,321	1,195	10.6%	655	667	-1.8%
Communications	195	207	-6.0%	99	96	2.7%
Rentals	404	393	2.7%	195	209	-6.6%
Transport and Travel	59	92	-36.3%	18	41	-56.6%
Security and Surveillance	292	311	-6.1%	140	152	-8.0%
Maintenance	147	119	23.7%	78	69	11.9%
Financial System Services	169	145	16.4%	76	93	-18.2%
Water, Electricity and Gas	101	112	-9.4%	45	56	-18.7%
Material	45	23	99.8%	29	16	87.6%
Other	441	410	7.6%	224	216	3.5%
Subtotal	**4,621**	**4,467**	**3.5%**	**2,308**	**2,314**	**-0.3%**
Depreciation and Amortization[1]	1,277	1,174	8.8%	651	626	3.9%
Total Administrative Expenses	**5,898**	**5,641**	**4.6%**	**2,958**	**2,940**	**0.6%**
Compensation[2]	3,030	3,085	-1.8%	1,493	1,537	-2.9%
Charges	775	793	-2.2%	361	414	-12.8%
Benefits	724	751	-3.5%	358	366	-2.3%
Training	25	28	-9.4%	9	16	-41.2%
Other	30	6	434.7%	11	19	-42.0%
Total Personnel Expenses	**4,585**	**4,663**	**-1.7%**	**2,232**	**2,353**	**-5.1%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	9,207	9,130	0.8%	4,540	4,667	-2.7%
Total General Expenses	**10,483**	**10,303**	**1.7%**	**5,191**	**5,293**	**-1.9%**

[1] Excluding 100% of the goodwill amortization expenses, which totaled R$ 110 million in 2Q20, R$ 125 million in 1Q20 and R$ 108 million in 2Q19
[2] Including Profit-Sharing

Allowance for Loan Losses

Allowance for loan losses amounted to R$ 9,958 million in the first half of 2020, rising 67.0% in twelve months and 90.8% in three months. This growth derived from the extraordinary provision expense of R$ 3.2 billion that we made in this quarter, resulting from the adoption of stress scenarios, with predictive risk models. Disregarding this effect, allowance for loan losses totaled R$ 6,758 million in the first six months of the year, growing 13.3% in twelve months and falling 2.6% in three months. This performance is attributed to the end-to-end improvements that we have made over the last few quarters, such as fine-tuning our mathematical models, enhancing origination quality and evolving our multichannel platform to encompass recoveries.


Allowance for loan losses[1]
R$ million
3.4%
3.4%
3.0%
3.2%
6.0%
3.1%
111.3%
90.8%
6,534
3,200
3,092
3,152
2,983
3,424
3,682
3,723
3,585
3,936
4,045
(590)
(571)
(602)
(513)
(711)
2Q19
3Q19
4Q19
1Q20
2Q20
Income from the Recovery of Written-Off Loans
Extraordinary provision
Provision for Loan Losses
Cost of credit without extraordinary provision
Cost of credit
[1]Included sureties provisions.

Provision for loan losses came to R$ 11,181 million in the first half of 2020, up 59.7% in twelve months and 84.1% in three months. Disregarding the extraordinary provision expense, this line totaled R$ 7,981 million in the first six months of 2020, up 14.0% in the year and 2.8% in the quarter.

Income from the recovery of written-off loans reached R$ 1,223 million, advancing 18.1% in the year and 38.7% in the quarter, partially attributable to the enhancement of our recovery channels, as previously mentioned.

Other Operating Income and Expenses

Other operating income and expenses resulted in a net expense of R$ 4,074 million in the first half of 2020, up 11.2% in twelve months and 20.7% in three months.

OTHER OPERATING INCOME (EXPENSES) *(R$ million)*	6M20	6M19	Var. 12M	2Q20	1Q20	Var. 3M
Expenses from credit cards	(1,422)	(1,707)	-16.7%	(694)	(728)	-4.7%
Net Income from Capitalization	248	260	-4.8%	122	126	-3.4%
Provisions for contingencies[1]	(789)	(469)	68.1%	(436)	(353)	23.6%
Other	(2,111)	(1,747)	20.8%	(1,220)	(891)	36.8%
Other operating income (expenses)	**(4,074)**	**(3,663)**	**11.2%**	**(2,228)**	**(1,846)**	**20.7%**

[1] Including tax, civil and labor provisions

Balance Sheet

Total assets amounted to R$ 987,679 million at the end of June 2020, increasing 18.1% in twelve months and decreasing 1.3% in three months. Total equity stood at R$ 74,453 million in the same period. Disregarding the goodwill balance, total equity was R$ 72,455 million.

ASSETS (R$ million)	Jun-20	Jun-19	Var. 12M	Mar-20	Var. 3M
Current Assets and Long-term Assets	**973,953**	**823,718**	**18.2%**	**986,524**	**-1.3%**
Cash and Cash Equivalents	**22,655**	**13,336**	**69.9%**	**13,963**	**62.3%**
Interbank Investments	**49,272**	**38,899**	**26.7%**	**55,568**	**-11.3%**
Money Market Investments	41,017	31,407	30.6%	40,900	0.3%
Interbank Deposits	4,954	3,822	29.6%	5,699	-13.1%
Foreign Currency Investments	3,301	3,670	-10.0%	8,969	-63.2%
Securities and Derivative Financial Instruments	**252,185**	**202,991**	**24.2%**	**238,831**	**5.6%**
Own Portfolio	92,196	81,547	13.1%	66,200	39.3%
Subject to Repurchase Commitments	87,806	70,371	24.8%	112,693	-22.1%
Posted to Central Bank of Brazil	2,279	2,040	11.7%	1,717	n.a.
Pledged in Guarantees	25,218	23,580	6.9%	19,425	29.8%
Other	44,686	25,453	75.6%	38,796	15.2%
Interbank Accounts	**80,345**	**94,850**	**-15.3%**	**69,531**	**15.6%**
Restricted Deposits:	57,449	75,142	-23.5%	48,486	18.5%
-Central Bank of Brazil	57,132	74,858	-23.7%	48,174	18.6%
-National Housing System	317	284	11.7%	312	1.6%
Other	22,895	19,708	16.2%	21,045	8.8%
Interbranch Accounts	**64**	-	**n.a.**	-	**n.a.**
Lending Operations	**357,943**	**296,699**	**20.6%**	**357,104**	**0.2%**
Lending Operations	383,338	315,190	21.6%	378,808	1.2%
Lending Operations Related to Assignment	-	-	n.a.	-	n.a.
(Allowance for Loan Losses)	(25,394)	(18,491)	37.3%	(21,704)	17.0%
Other Receivables	**208,866**	**174,531**	**19.7%**	**248,875**	**-16.1%**
Foreign Exchange Portfolio	135,380	118,187	14.5%	179,081	-24.4%
Income Receivable	46,365	28,224	64.3%	42,986	7.9%
Other	27,120	28,120	-3.6%	26,808	1.2%
Other Assets	**2,624**	**2,413**	**8.7%**	**2,652**	**-1.1%**
Permanent Assets	**13,726**	**12,540**	**9.5%**	**13,859**	**-1.0%**
Temporary Assets	**359**	**352**	**1.9%**	**350**	**2.4%**
Fixed Assets	**7,037**	**6,807**	**3.4%**	**7,136**	**-1.4%**
Intangibles	**6,330**	**5,381**	**17.6%**	**6,373**	**-0.7%**
Goodwill net of amortization	1,998	1,789	11.7%	2,407	-17.0%
Other Assets	4,332	3,592	20.6%	3,966	9.2%
Total Assets	**987,679**	**836,258**	**18.1%**	**1,000,383**	**-1.3%**
Total Assets (excluding goodwill)	**985,681**	**834,469**	**18.1%**	**997,976**	**-1.2%**

LIABILITIES *(R$ million)*	Jun-20	Jun-19	Var. 12M	Mar-20	Var. 3M
Current Liabilities and Long-term Liabilities	**911,647**	**763,765**	**19.4%**	**926,596**	**-1.6%**
Deposits	**358,061**	**268,256**	**33.5%**	**303,885**	**17.8%**
Demand Deposits	39,497	20,521	92.5%	34,024	16.1%
Savings Deposits	55,756	46,575	19.7%	50,185	11.1%
Interbank Deposits	5,943	3,852	54.3%	4,903	21.2%
Time Deposits and Others	256,866	197,307	30.2%	214,774	19.6%
Money Market Funding	**124,920**	**102,516**	**21.9%**	**146,761**	**-14.9%**
Own Portfolio	83,077	69,935	18.8%	104,990	-20.9%
Third Parties	15,288	7,001	118.4%	11,190	36.6%
Free Portfolio	26,556	25,579	3.8%	30,581	-13.2%
Funds from Acceptance and Issuance of Securities	**81,831**	**88,147**	**-7.2%**	**88,408**	**-7.4%**
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	66,256	77,229	-14.2%	71,666	-7.5%
Funding from Certificates of Structured Operations	3,596	3,030	18.7%	3,779	-4.8%
Securities Issued Abroad	10,882	6,382	70.5%	11,398	-4.5%
Other	1,096	1,506	-27.2%	1,565	-30.0%
Interbank Accounts	**2,040**	**2,104**	**-3.0%**	**1,506**	**35.4%**
Interbranch Accounts	**3,996**	**3,173**	**25.9%**	**4,857**	**-17.7%**
Borrowings	**53,413**	**48,504**	**10.1%**	**55,606**	**-3.9%**
Domestic Onlendings - Official Institutions	**12,067**	**12,490**	**-3.4%**	**11,249**	**7.3%**
National Economic and Social Development Bank (BNDES)	6,990	6,882	1.6%	6,006	16.4%
National Equipment Financing Authority (FINAME)	4,598	5,215	-11.8%	4,673	-1.6%
Other Institutions	479	393	22.0%	570	-15.9%
Derivative Financial Instruments	**41,639**	**22,785**	**82.7%**	**33,436**	**24.5%**
Other Payables	**233,680**	**215,790**	**8.3%**	**280,888**	**-16.8%**
Foreign Exchange Portfolio	137,977	121,502	13.6%	185,322	-25.5%
Tax and Social Security	8,154	8,567	-4.8%	6,499	25.5%
Debt Instruments Eligible to Compose Capital	13,822	9,673	42.9%	13,342	3.6%
Other	73,727	76,048	-3.1%	75,724	-2.6%
Deferred Income	**476**	**280**	**70.1%**	**278**	**71.4%**
Minority Interest	**1,103**	**1,711**	**-35.5%**	**1,111**	**-0.7%**
Equity	**74,453**	**70,502**	**5.6%**	**72,398**	**2.8%**
Total Liabilities	**987,679**	**836,258**	**18.1%**	**1,000,383**	**-1.3%**
Equity (excluding goodwill)	**72,455**	**68,713**	**5.4%**	**69,992**	**3.5%**

Securities

Total securities were R$ 252,185 million in June 2020, a 24.2% rise in twelve months, with good figures across all lines. In three months, total securities expanded by 5.6%, mainly due to the increased balance of financial instruments.

SECURITIES *(R$ million)*	Jun-20	Jun-19	Var. 12M	Mar-20	Var. 3M
Public securities	180,512	156,557	15.3%	176,261	2.4%
Private securities	33,052	25,582	29.2%	30,585	8.1%
Financial instruments	38,621	20,852	85.2%	31,985	20.7%
Total	**252,185**	**202,991**	**24.2%**	**238,831**	**5.6%**

Loan Portfolio

The loan portfolio totaled R$ 382,877 million in June 2020, growing 20.5% in twelve months (or a rise of 16.5% excluding the exchange rate fluctuation effect), with positive performance from all segments. We note that the corporate and SMEs segments continued to show high growth rates, which hit 41.8% and 27.3%, respectively. Compared to the previous quarter, the loan portfolio expanded by 1.2% (or a 0.6% increase if we were to disregard the effect of exchange rate fluctuation), fueled by the corporate & SMEs segments.

Given the backdrop, we gave our customer the opportunity to defer their loan repayments, thus providing them with liquidity. By doing so, the portfolio of deferred loans came to R$ 49.8 billion, which represents 13% of the loan portfolio balance in June 2020. It is worth mentioning that 52% of the extended portfolio is collateralized, which can be attributed to our decision of focusing on lower-risk products since last year.

The deferred loan portfolio, which includes other credit risk transactions, acquiring-activity related assets and guarantees, reached R$ 466,749 million at the end of June 2020, a 18.4% growth in twelve months (or a rise of 15.1% disregarding the exchange rate fluctuation effect). In three months, the portfolio recorded a 0.7% increase.

The balance of the foreign currency portfolio, including dollar-indexed loans, stood at R$ 43,057 million at the end of June 2020, an expansion of 38.7% over the balance of R$ 31,046 million in June 2019 and a 0.3% reduction relative to the previous quarter.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT *(R$ million)*	Jun-20	Jun-19	Var. 12M	Mar-20	Var. 3M
Individuals	157,002	141,431	11.0%	157,296	-0.2%
Consumer Finance	56,732	53,156	6.7%	59,132	-4.1%
SMEs	46,556	36,562	27.3%	44,106	5.6%
Corporate	122,587	86,476	41.8%	117,954	3.9%
Total portfolio	**382,877**	**317,625**	**20.5%**	**378,487**	**1.2%**
Other credit related transactions[1]	83,872	76,507	9.6%	84,906	-1.2%
Total expanded credit portfolio	**466,749**	**394,132**	**18.4%**	**463,393**	**0.7%**

[1] Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees

Compared to March 2020, the loan book expansion was led by the corporate & SMEs segments, with the corporate balance growing 3.9% (or a 2.3% increase excluding the effect of exchange rate fluctuation) while the SMEs segment grew 5.6%. On the other hand, we recorded declines in the consumer finance and individuals portfolio balances, which fell -4.1% and -0.2%, respectively.


Variation of loan portfolio
R$ million
378,487
-294
-2,401
2,450
4,633
382,877
Mar-20
Individuals
Consumer Finance
SMEs
Corporate
Jun-20

At the end of June 2020, the portfolio of loans to individuals accounted for 41.0% of the total loan book, which represents a decrease from the 44.5% share in the same period last year. Moreover, consumer finance also experienced a 1.9 p.p. decline in its share, hitting 14.8%. On the other hand, the corporate & SMEs segments increased their shares in the total loan portfolio balance, reaching 32.0% and 12.2%, respectively.


Breakdown of the loan portfolio
R$ million
Jun-20
41.0%
14.8%
12.2%
32.0%
382,877
Jun-19
44.5%
16.7%
11.5%
27.2%
317,625
Individuals
Consumer Finance
SMEs
Corporate

Loans to Individuals

Loans to individuals totaled R$ 157,002 million in June 2020, advancing 11.0% in twelve months (or R$ 15,570 million), accompanied by expansion in most products. As stated earlier, we have been focusing on lower-risk products since last year, which is why the biggest growth in the period came from payroll and mortgage loans. It should be noted that 69% of the total loan balance in the individuals segment is collateralized (including payroll loans), and we have increased this percentage by 6.4 p.p. YoY and 4.4 p.p. QoQ. In three months, this portfolio decreased by 0.2% led by the credit card balance.

The payroll loan portfolio amounted to R$ 45,451 million in June 2020, growing 19.8% in comparison with the same period last year and 2.4% relative to March 2020. We underline the strategic role of this product in the financial management of our customers.

The mortgage loan portfolio balance reached R$ 38,373 million in the first half of the year, expanding by 13.0% in twelve months and 1.7% in three months. We continued to witness a strong volume of originations, as a result of promotional activities carried out through campaigns, partnerships and offers.

The credit card portfolio volume came to R$ 29,240 million, down 7.1% in twelve months and 8.1% in three months, given our strategy of decelerating in higher-risk products.


Individuals
R$ billion
11.0%
-0.2%
141.4
147.9
155.3
157.3
157.0
2.4
5.8
31.5
29.9
34.0
37.9
2.5
6.2
32.3
30.8
35.5
40.6
2.8
6.9
34.9
31.0
37.2
42.4
3.1
7.2
31.8
33.1
37.7
44.4
3.2
6.9
29.2
33.9
38.4
45.5
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Payroll Loans
Mortgages
Personal Loans / Others
Credit Card
Agricultural Loans
Leasing / Vehicles

Consumer Finance

The consumer finance portfolio, which originates outside the branch network, totaled R$ 56,732 million in June 2020, advancing 6.7% in twelve months (or R$ 3,575 million) and falling 4.1% in three months. Of this total portfolio, R$ 48,705 million refers to vehicle financing for individuals, which represents an increase of 10.1% over twelve months.

The total vehicle portfolio for individuals, which includes operations carried out by both the financing unit (correspondent banks), as well as by Santander's branch network, amounted to R$ 51,930 million, up 11.3% in twelve months and down 1.8% in three months.


Consumer Finance
R$ billion
6.7%
-4.1%
53.2
55.1
58.2
59.1
56.7
12%
12%
13%
12%
11%
88%
88%
87%
88%
89%
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Individuals
Corporate


Loan portfolio composition | 2Q20
Vehicles
Others
9%
91%

Corporate & SMEss Loans

The corporate & SMEs loan portfolio reached R$ 169,143 million in June 2020, which translates into a remarkable growth of 37.5% versus June 2019 (or R$ 46,106 million). In three months, this portfolio expanded by 4.4%.

The corporate loan portfolio came to R$ 122,587 million, a significant rise of 41.8% in twelve months (or an increase of 28.3% excluding the exchange rate fluctuation effect). This growth reflects companies' move to strengthen their cash position this year, in view of the current scenario. In three months, this portfolio grew 3.9%.

The SMEs loan portfolio stood at R$ 46,556 million, growing 27.3% in twelve months and 5.6% in three months. We continue to support this segment through several initiatives. Over the period, considering all government programs, we destinated R$ 2.3 billion in credit for small and medium-sized enterprises.


Corporate & SMEs
R$ billion
37.5%
4.4%
123.0
128.6
138.5
162.1
169.1
86.5
90.6
98.0
118.0
122.6
36.6
38.0
40.5
44.1
46.6
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
SMEs
Corporate

Individuals and Corporate & SMEss Loan Portfolio by Product

MANAGERIAL BREAKDOWN OF CREDIT PORTFOLIO BY PRODUCT *(R$ million)*	Jun-20	Jun-19	Var. 12M	Mar-20	Var. 3M
Individuals					
Leasing / Auto Loans[1]	3,225	2,422	33.2%	3,130	3.0%
Credit Card	29,240	31,462	-7.1%	31,828	-8.1%
Payroll Loans	45,451	37,949	19.8%	44,375	2.4%
Mortgages	38,373	33,962	13.0%	37,714	1.7%
Agricultural Loans	6,853	5,767	18.8%	7,165	-4.3%
Personal Loans / Others	33,859	29,869	13.4%	33,083	2.3%
Total Individuals	**157,002**	**141,431**	**11.0%**	**157,296**	**-0.2%**
Consumer Finance	**56,732**	**53,156**	**6.7%**	**59,132**	**-4.1%**
Corporate and SMEs					
Leasing / Auto Loans	4,007	3,377	18.7%	4,074	-1.6%
Real Estate	2,369	3,519	-32.7%	2,454	-3.5%
Trade Finance	41,840	26,079	60.4%	44,823	-6.7%
On-lending	10,662	8,585	24.2%	6,926	53.9%
Agricultural Loans	5,923	5,051	17.3%	6,164	-3.9%
Working capital / Others	104,343	76,425	36.5%	97,618	6.9%
Total Corporate and SMEs	**169,143**	**123,037**	**37.5%**	**162,059**	**4.4%**
Total Credit	**382,877**	**317,625**	**20.5%**	**378,487**	**1.2%**
Other Credit Risk Transactions with customers[2]	83,872	76,507	9.6%	84,906	-1.2%
Total Expanded Credit Portfolio	**466,749**	**394,132**	**18.4%**	**463,393**	**0.7%**

[1] Including consumer finance, the auto loan portfolio for individuals totaled R$ 51,930 million in Jun-20, R$ 52,861 million in Mar-20 and R$ 46,641 million in Jun-19.
[2] Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

Coverage Ratio

The balance of allowance for loan losses amounted to R$ 25,394 million in June 2020, advancing 37.3% in twelve months and 17.0% in three months. This performance is explained by the extraordinary provision made in this quarter and also by the decline in the balance of the over 90 portfolio.

The coverage ratio reached 272% in June 2020, up 80.8 p.p. in twelve months and 78.4 p.p. compared to March 2020, evidencing the robustness of our balance sheet.


Coverage
(over 90 days)
191%
181%
209%
194%
272%
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20

Renegotiated Loan Portfolio

Loan renegotiations amounted to R$ 21,182 million at the end of June 2020, climbing 35.8% in twelve months and 23.9% over the previous quarter. The performance in both periods is attributed to the deterioration in the macroeconomic landscape. However, we underscore the quality of the product mix and customer profile. These operations comprise loan agreements that have been renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in the past.

In June 2020 the coverage ratio of the renegotiated loan portfolio reached 45.9%.


Renegotiated Portfolio
(R$ million)
53.3%
48.9%
50.8%
50.1%
45.9%
15,603
8,317
15,696
7,672
16,292
8,283
17,098
8,565
21,182
9,717
2Q19
3Q19
4Q19
1Q20
2Q20
Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Coverage


Credit Portfolio by Risk Level
10%
8%
9%
35%
38%
10%
7%
9%
35%
39%
9%
7%
9%
34%
40%
8%
7%
10%
32%
43%
9%
7%
10%
34%
41%
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
AA
A
B
C
D-H

Credit Portfolio by Risk Level

We operate in accordance with our risk culture and international best practices, with the aim of protecting our capital and ensuring the profitability of our business.

Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our customer and product classification, centered around our retail and wholesale segments.

At the end of June 2020, portfolios rated "AA" and "A" accounted for 75% of our total loan book.

NPL Formation

NPL formation was R$ 5,298 million in June 2020, rising 36.0% in twelve months and 5.3% in three months. This growth was driven by the expansion of the renegotiated portfolio, though its effect was mitigated by the decreased balance of our portfolio of delinquent loans (over 90 days) and the write-off expense.

The ratio between NPL formation and the loan portfolio hit 1.4%, a 0.2 p.p. rise in twelve months and stable in the quarter.


NPL Formation
1.2%
1.3%
1.2%
1.4%
1.4%
1.2%
1.2%
1.0%
1.2%
0.3%
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
NPL Formation / Loan portfolio
NPL Formation w/o renegotiated portfolio / Loan portfolio

Note: NPL Formation is obtained from the change in balance of the non-performed portfolio over 90 days and the loan book under renegotiation, disregarding the portfolio written-off as loss in the period

Delinquency Ratio over-90-Day

The over-90-day delinquency ratio hit 2.4% in June 2020, a reduction of 0.6 p.p. in both quarterly and annual terms. Improvements in indicators were observed in individuals as well as in the corporate & SMEs segments. It is worth noting that this quarter's over-90-day delinquency ratios were our best on record, reflecting the larger share of lower-risk products. Our preventive risk management and continuous enhancement of mathematical models support our quality indicators.

Delinquency in the individuals segment came to 3.5% in June 2020, falling 0.4 p.p. in twelve months and 0.5 p.p. in three months.

Delinquency in the corporate & SMEs segment was 1.2%, dropping 0.6 p.p. in twelve months and 0.4 p.p. in three months.


NPL¹
(Over 90)
3.9%
4.1%
4.0%
4.0%
Individuals
3.5%
3.0%
3.0%
2.9%
3.0%
Total
2.4%
1.8%
1.5%
1.3%
1.6%
Corporate+SMEs
1.2%
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20

[1] Non-performing loans over 90 days / total loan portfolio (BR GAAP)


NPL²
(From 15 a 90 days)
5.8%
5.7%
5.2%
6.0%
Individuals
4.2%
4.2%
4.1%
3.9%
4.1%
Total
2.7%
1.9%
1.7%
1.9%
Corporate +SMEs
1.6%
1.1%
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20

[2] Non-performing loans between 15 and 90 days / total loan portfolio (BR GAAP)

Delinquency Ratio 15-to-90-day

The 15-to-90 day delinquency ratio reached 2.7% in June 2020, a decrease of 1.5 p.p. over the same period last year and a reduction of 1.4 p.p. in three months. This performance is attributed in part to the mix change, given our decision to grow in lower-risk products. Furthermore, the ratio was influenced by the effect of extending contract terms.

In the individuals segment, this ratio stood at 4.2% in the quarter, declining 1.6 p.p. in twelve months and 1.8 p.p. in three months.

In the corporate & SMEs segment, the ratio went down by 1.1%, representing drops of 0.8 p.p. in twelve months and 0.5 p.p. relative to March 2020.

Funding

FUNDING (R$ million)	Jun-20	Jun-19	Var. 12M	Mar-20	Var. 3M
Demand deposits	39,497	20,521	92.5%	34,024	16.1%
Saving deposits	55,756	46,575	19.7%	50,185	11.1%
Time deposits	256,866	197,301	30.2%	214,774	19.6%
Financial Bills	22,443	33,606	-33.2%	28,283	-20.7%
Others[1]	57,734	53,507	7.9%	58,127	-0.7%
Funding from clients	**432,294**	**351,510**	**23.0%**	**385,393**	**12.2%**

[1] Including Debentures, Real Estate Credit Notes (LCI) Agricultural Credit Notes (LCA) and Secured Real Estate Notes ("LIG") and Certificates of Structured Operations (COE).

Customer funding totaled R$ 432,294 million at the end of June 2020, growing 23.0% in twelve months and 12.2% in three months. The highlights were the increase in time, demand and savings deposits. This performance is primarily explained by the shift in investor assets toward more stable instruments, justifying the growth in deposits over both periods.

Credit/Funding Ratio

FUNDING VS. CREDIT (R$ million)	Jun-20	Jun-19	Var. 12M	Mar-20	Var. 3M
Funding from customers (A)	**432,294**	**351,510**	**23.0%**	**385,393**	**12.2%**
(-) Reserve Requirements	(57,132)	(74,858)	-23.7%	(48,174)	18.6%
Funding Net of Reserve Requirements	**375,163**	**276,652**	**35.6%**	**337,219**	**11.3%**
Borrowing and Onlendings	12,121	12,560	-3.5%	11,337	6.9%
Subordinated Debts	13,822	9,673	42.9%	13,342	3.6%
Offshore Funding	64,241	54,816	17.2%	66,916	-4.0%
Total Funding (B)	**465,347**	**353,702**	**31.6%**	**428,814**	**8.5%**
Assets under management[1]	363,862	315,008	15.5%	347,603	4.7%
Total Funding and Asset under management	**829,209**	**668,710**	**24.0%**	**776,417**	**6.8%**
Total Credit (C)	**382,877**	**317,625**	**20.5%**	**378,487**	**1.2%**
C / B (%)	**82.3%**	**89.8%**		**88.3%**	
C / A (%)	**88.6%**	**90.4%**		**98.2%**	

[1] According to ANBIMA criteria

The loan portfolio to customer funding ratio came to 88.6% in June 2020, a fall of 1.8 p.p. in twelve months and a 9.6 p.p. decrease in three months.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding stood at 82.3% in June 2020, down 7.5 p.p. in twelve months and 6.0 p.p. in three months, mostly attributable to higher funding in both periods.


Evolution of funding
R$ billion
90.4%
96.7%
99.5%
98.2%
88.6%
351.5
342.8
353.7
385.4
432.3
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Funding from customers
Loan Portfolio/ Funding from Customers

BIS Ratio

The BIS ratio was 14.4% in June 2020, a reduction of 1.78 p.p. in twelve months. This performance was driven by the 23.8% increase in RWA, given the loan portfolio growth over the same period and the higher balance of tax credits. The regulatory capital expanded by 10.2% in the year.

In three months, the BIS ratio advanced 0.60 p.p. as a result of the higher regulatory capital, owing to the increase in retained earnings. RWA remained stable in the quarter.

We underscore that the BIS ratio exceeds by 4.16 p.p. the sum of the minimum Regulatory Capital and Conservation Capital requirements. The capital requirement is 10.25%, with a minimum regulatory capital of 8.0% + conservation capital of 1.25% + additional CET1 for systemically important financial institutions of 1.0%. Tier I Capital reached 8.25% and CET1 stood at 6.75%.


BIS Ratio
16.2%
16.2%
15.0%
13.8%
14.4%
14.0%
14.0%
12.9%
11.4%
11.9%
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
BIS
CET1

OWN RESOURCES AND BIS *(R$ million)*	Jun-20	Jun-19	Var. 12M	Mar-20	Var. 3M
Tier I Regulatory Capital	72,862	67,550	7.9%	69,778	4.4%
CET1	65,946	62,710	5.2%	63,092	4.5%
Additional Tier I	6,917	4,840	42.9%	6,686	3.5%
Tier II Regulatory Capital	6,906	4,833	42.9%	6,656	3.7%
Adjusted Regulatory Capital (Tier I and II)	**79,768**	**72,383**	**10.2%**	**76,434**	**4.4%**
Risk Weighted Assets (RWA)	**553,687**	**447,131**	**23.8%**	**553,665**	**0.0%**
Credit Risk Capital requirement	483,358	371,141	30.2%	483,713	-0.1%
Market Risk Capital requirement	20,208	29,464	-31.4%	19,831	1.9%
Operational Risk Capital requirement	50,121	46,527	7.7%	50,121	0.0%
Basel Ratio	**14.41%**	**16.19%**	**-1.78 p.p.**	**13.81%**	**0.60 p.p.**
Tier I	**13.16%**	**15.11%**	**-1.95 p.p.**	**12.60%**	**0.56 p.p.**
CET1	11.91%	14.02%	-2.11 p.p.	11.40%	0.51 p.p.
Tier II	**1.25%**	**1.08%**	**0.17 p.p.**	**1.20%**	**0.04 p.p.**

Our shares

Santander Brasil has a free float of 9.85% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão, under the tickers SANB3 (common shares), SANB4 (preferred shares) and SANB11 (units). Our unit is composed by one common share and one preferred share.
Our shares are also listed in the New York Stock Exchange (NYSE) under the ticker BSBR.

We are committed to the best Corporate Governance practices:

- Five of our nine Board of Directors members are independent.
- The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.
- Independent committees reporting directly to the Board of Directors.
- Regular market meetings with information widely disclosed on our Investor Relations' website.

Ownership Structure | Free-float Breakdown[1]

OWNERSHIP STRUCTURE	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,444,241	90.19%	3,277,577	89.07%	6,721,818	89.64%
Treasury Shares	18,871	0.49%	18,871	0.51%	37,742	0.50%
Free Float	355,583	9.31%	383,387	10.42%	738,970	9.85%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of June 30th, 2020
[2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

Free Float (Jun-20)


27.4%
31.5
41.1%
Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE

Stock Performance

Stock Price Evolution[1]
Base 100


Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19 Nov-19 Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20
SANB11
IBOV

The chart above illustrates that a R$100 investment in Santander Brasil shares on June 30th, 2016 would have increased in value to R$ 188.76 on June 30th, 2020, with reinvestments of the dividend and interest on capital payments. The chart illustrates that the same amount of investment in the IBOV index (B3's main stock index) during the same period, would have increased in value to R$ 184.48.

[1] Historical prices excluding dividends and interest on capital. Source: Bloomberg.

Our Shares

Indicators

Earnings (annualized) per Unit[1] (R$)


3.81
4.13
4.15
6M19
3M20
6M20

Unit closing price[2] (R$)


45.46
26.67
28.02
Jun-19
Mar-20
Jun-20

Market capitalization[3] (R$ billion)


169.75
99.49
104.53
Jun-19
Mar-20
Jun-20

Dividend + Interest on capital per Unit, Last 12 Months[1] (R$)


1.98
2.63
2.60
Jun-19
Mar-20
Jun-20

Book Value per Unit[4] (R$)


18.40
18.76
19.42
Jun-19
Mar-20
Jun-20

Unit price[2] per annualized Earnings


11.92
6.46
6.74
6M19
3M20
6M20

[1] Considers the number of Units disregarding treasury shares at the end of the period.
[2] Closing price at the end of the period, not adjusted for ordinary cash dividends.
[3] Market Capitalization: Total Units (Unit = 1 Common + 1 Preferred) x Unit closing price at the end of the period.
[4] Book Value excludes goodwill.

Earnings Distribution

In the first half of 2020, Santander Brasil distributed R$ 1,660 million as Interest on Capital ("IoC"), R$ 890 million paid starting from June 26th 2020 and R$ 770 million to be paid starting from September 25th 2020. We highlight that the earnings distribution was impacted by Brazilian Central Bank Resolution No. 4,820, issued on May 29th, 2020, which, among other restrictions, limited the payment of interest on capital and dividends to the mandatory minimum established in the Company's Bylaws, or the mandatory minimum established by law (25% of net profit).

Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operational performance and financial strength, as well as other variables related to the financial sector and the economic environment in which the company operates, with its long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by Standard & Poor's and Moody's:

Ratings	Global Scale				National Scale	
	Local Currency		Foreign Currency		National	
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Standard & Poor's[1] (outlook)	BB- (stable)	B	BB- (stable)	B	brAAA (stable)	brA-1+
Moody's[2] (outlook)	Ba1 (stable)	NP	Ba3 (stable)	NP	Aaa.br	Br-1

[1] Last update on April 07th, 2020.
[2] Last update on March 19th, 2020.

Accounting and Managerial Results Reconciliation

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	6M20	Reclassifications					6M20		6M20
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial	Extraordinary provision expense	Managerial w/o extraordinary provision
Net Interest Income	**10,017**	**16,153**	**(409)**	**-**	**-**	**514**	**26,275**	**-**	**26,275**
Allowance for Loan Losses	(10,363)	-	387	-	-	18	(9,958)	3,200	(6,758)
Net Interest Income after Loan Losses	**(346)**	**16,153**	**(22)**	**-**	**-**	**532**	**16,317**	**3,200**	**19,517**
Fees	8,584	-	-	-	-	-	8,584	-	8,584
General Expenses	(9,755)	-	-	235	(964)	-	(10,483)	-	(10,483)
Personnel Expenses	(3,622)	-	-	-	(964)	-	(4,585)	-	(4,585)
Administrative Expenses	(6,133)	-	-	235	-	-	(5,898.1)	-	(5,898)
Tax Expenses	(1,295)	(706)	-	-	-	-	(2,001)	-	(2,001)
Investments in Affiliates and Subsidiaries	10	-	-	-	-	-	10	-	10
Other Operating Income/Expenses	(3,665)	-	22	-	-	(432)	(4,074)	-	(4,074)
Operating Income	**(6,466)**	**15,447**	**-**	**235**	**(964)**	**100**	**8,353**	**3,200**	**11,553**
Non Operating Income	237	-	-	-	-	(169)	68	-	68
Net Profit before Tax	**(6,230)**	**15,447**	**-**	**235**	**(964)**	**(69)**	**8,421**	**3,200**	**11,621**
Income Tax and Social Contribution	13,066	(15,447)	-	-	-	22	(2,359)	(1,440)	(3,799)
Profit Sharing	(964)	-	-	-	964	-	-	-	-
Minority Interest	(73)	-	-	-	-	-	(73)	-	(73)
Net Profit	**5,800**	**-**	**-**	**235**	**-**	**(46)**	**5,989**	**1,760**	**7,749**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	6M19	Reclassifications					6M19
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**24,082**	**(413)**	**(494)**	**-**	**-**	**125**	**23,300**
Allowance for Loan Losses	(6,359)	-	520	-	-	(125)	(5,964)
Net Interest Income after Loan Losses	**17,723**	**(413)**	**25**	**-**	**-**	**-**	**17,336**
Fees	9,152	-	-	-	-	-	9,152
General Expenses	(9,555)	-	-	178	(925)	-	(10,303)
Personnel Expenses	(3,737)	-	-	-	(925)	-	(4,663)
Administrative Expenses	(5,818)	-	-	178	-	-	(5,641)
Tax Expenses	(2,326)	45	-	-	-	196	(2,086)
Investments in Affiliates and Subsidiaries	22	-	-	-	-	-	22
Other Operating Income/Expenses	(3,638)	-	(25)	-	-	-	(3,663)
Operating Income	**11,377**	**(368)**	**0**	**178**	**(925)**	**196**	**10,458**
Non Operating Income	(111)	-	-	-	-	-	(111)
Net Profit before Tax	**11,266**	**(368)**	**-**	**178**	**(925)**	**196**	**10,346**
Income Tax and Social Contribution	(3,336)	368	-	-	-	(78)	(3,047)
Profit Sharing	(925)	-	-	-	925	-	-
Minority Interest	(179)	-	-	-	-	-	(179)
Net Profit	**6,825**	**-**	**-**	**178**	**-**	**117**	**7,120**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	2Q20	Reclassifications					2Q20		2Q20
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial	Extraordinary provision expense	Managerial w/o extraordinary provision
Net Interest Income	**10,473**	**3,327**	**(261)**	**-**	**-**	**80**	**13,620**	**-**	**13,620**
Allowance for Loan Losses	(6,776)	-	243	-	-	(0)	(6,534)	3,200	(3,334)
Net Interest Income after Loan Losses	**3,697**	**3,327**	**(18)**	**-**	**-**	**80**	**7,086**	**3,200**	**10,286**
Fees	4,102	-	-	-	-	-	4,102	-	4,102
General Expenses	(4,817)	-	-	110	(484)	-	(5,191)	-	(5,191)
Personnel Expenses	(1,748)	-	-	-	(484)	-	(2,232)	-	(2,232)
Administrative Expenses	(3,069)	-	-	110	-	-	(2,958)	-	(2,958)
Tax Expenses	(769)	(179)	-	-	-	-	(948)	-	(948)
Investments in Affiliates and Subsidiaries	2	-	-	-	-	-	2	-	2
Other Operating Income/Expenses	(2,167)	-	18	-	-	(80)	(2,228)	-	(2,228)
Operating Income	**49**	**3,149**	**(0)**	**110**	**(484)**	**-**	**2,824**	**3,200**	**6,024**
Non Operating Income	32	-	-	-	-	-	32	-	32
Net Profit before Tax	**81**	**3,149**	**-**	**110**	**(484)**	**-**	**2,855**	**3,200**	**6,055**
Income Tax and Social Contribution	2,459	(3,149)	-	-	-	-	(689)	(1,440)	(2,129)
Profit Sharing	(484)	-	-	-	484	-	-	-	-
Minority Interest	(30)	-	-	-	-	-	(30)	-	(30)
Net Profit	**2,026**	**-**	**-**	**110**	**-**	**-**	**2,136**	**1,760**	**3,896**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	1Q20	Reclassifications					1Q20
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**(456)**	**12,826**	**(148)**	**-**	**-**	**434**	**12,655**
Allowance for Loan Losses	(3,586)	-	144	-	-	18	(3,424)
Net Interest Income after Loan Losses	**(4,042)**	**12,826**	**(4)**	**-**	**-**	**452**	**9,231**
Fees	4,482	-	-	-	-	-	4,482
General Expenses	(4,938)	-	-	125	(479)	-	(5,293)
Personnel Expenses	(1,874)	-	-	-	(479)	-	(2,353)
Administrative Expenses	(3,065)	-	-	125	-	-	(2,940)
Tax Expenses	(526)	(527)	-	-	-	-	(1,053)
Investments in Affiliates and Subsidiaries	7	-	-	-	-	-	7
Other Operating Income/Expenses	(1,498)	-	4	-	-	(352)	(1,846)
Operating Income	**(6,515)**	**12,299**	**-**	**125**	**(479)**	**100**	**5,529**
Non Operating Income	205	-	-	-	-	(169)	36
Net Profit before Tax	**(6,310)**	**12,299**	**-**	**125**	**(479)**	**(69)**	**5,566**
Income Tax and Social Contribution	10,606	(12,299)	-	-	-	22	(1,670)
Profit Sharing	(479)	-	-	-	479	-	-
Minority Interest	(43)	-	-	-	-	-	(43)
Net Profit	**3,774**	**(0)**	**-**	**125**	**-**	**(46)**	**3,853**

[1] **Foreign Exchange Hedge:** under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment results in exchange rate exposure to taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this exchange exposure arising from investments abroad (branches and subsidiaries).

[2] **Credit Recovery:**
Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted.
Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided.

[3] **Amortization of Goodwill:** reversal of goodwill amortization expense.

[4] **Other events:**

2019

1Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in asset valuation related to the impairment of securities.

2Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in asset valuation related to the impairment of securities.

Tax expenses: effect of a non-recurring tax expense related to Santander Leasing.

2020

1Q20:
Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments.
Net Interest Income and Other Operating Income and Expenses: reclassification between the lines referring to derivative instruments.
Other Operating Income and Expenses: extraordinary expense of R$ 100MM for donations and support to our customers and society due to COVID-19.

2Q20:
Net Interest Income and Other Operating Income and Expenses: reclassification between the lines referring to derivative instruments.
Allowance for Loan Losses: booking of an additional loan loss allowance based on scenario analysis.

Information by Business Units

Cards

Turnover[1]
(R$ billion)


57.3
17.5
39.7
58.4
18.3
40.1
66.6
22.3
44.3
57.4
19.2
38.2
47.3
15.6
31.7
2Q19
3Q19
4Q19
1Q20
2Q20
Credit
Debit

Transactions
(million)


681.2
319.3
361.9
700.8
323.5
377.3
708.4
322.7
385.7
617.4
292.1
325.3
541.1
266.7
274.4
2Q19
3Q19
4Q19
1Q20
2Q20
Credit
Debit

Getnet

Turnover
(R$ billion)


46.9
17.9
29.0
51.9
19.9
32.0
61.1
24.6
36.5
59.2
22.5
36.7
52.5
18.4
34.1
2Q19
3Q19
4Q19
1Q20
2Q20
Credit
Debit

Transactions
(million)


570.4
322.8
247.6
632.7
353.7
279.0
730.0
418.2
311.8
683.4
375.4
308.0
538.4
289.1
249.4
2Q19
3Q19
4Q19
1Q20
2Q20
Credit
Debit

Real Estate

Loan Portfolio Evolution
(R$ billion)


37.5
9%
91%
40.2
6%
94%
40.7
6%
94%
2Q19
1Q20
2Q20
Individuals
Corporate

Distribution Channels[2]
(%)


12%
28%
10%
51%
Brokers
Transfers to Homebuilders
Branches
Digital

Loan to Value[3]
(%)


62%
49%
63%
50%
68%
51%
2Q19
1Q20
2Q20
Origination (quartely average)
Loan Portfolio

[1] Cards turnover do not include withdrawal transactions, it only considers purchase volumes.
[2] Individuals' origination. [3] Ratio between Loans and Collateral Value.

Consumer Finance

Total vehicle portfolio for Individuals[1] by channel
(R$ billion)


46.6
48.5
51.2
52.9
51.9
2.4
2.5
2.8
3.1
3.2
44.2
46.0
48.3
49.7
48.7
2Q19
3Q19
4Q19
1Q20
2Q20
Financial
Internal channel

Number of monthly simulations by +Negócios | Vehicles
(thousands)


1,394
1,762
2,202
1,675
2,509
2Q19
3Q19
4Q19
1Q20
2Q20

Market Share

Loan Portfolio[2]

Total


9.5%
10.6%
10.6%
May-19
Mar-20
May-20

Deposits[3]

Total


11.0%
11.1%
11.2%
May-19
Mar-20
May-20

Getnet[4]

Total turnover


11.5%
11.5%
12.5%
1Q19
4Q19
1Q20

Payroll Loans[2]

Loans


10.5%
11.2%
11.4%
May-19
Mar-20
May-20

SMEss[2]

Loans


8.3%
9.3%
9.5%
May-19
Mar-20
May-20

Vehicles[2]

Loans


23.1%
21.8%
21.9%
May-19
Mar-20
May-20

[1] Vehicle portfolio for Individuals and Companies, Individuals' portfolio is generated by the internal channel as well as by the Individuals' portfolio from the Consumer Finance segment. [2] Brazilian Central Bank. [3] Brazilian Central Bank. It includes demand deposits, time deposits, savings deposits, Real Estate Credit Notes (LCI), Agricultural Credit Notes (LCA) and Secured Real Estate Notes ("LIG"). [4]ABECS – "Monitor Bandeiras", new criteria.

Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

Investor Relations (Brazil)
Av. Juscelino Kubitschek, 2,235, 26th floor
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553 3300
E-mails: ri@santander.com.br
acionistas@santander.com.br